SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on June 9th, 2021, drawn up in summary form

1.	Date, Time and Venue. On June 9th, 2021, starting at 10:00 a.m., by videoconference, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.	Call and Attendance. Call notice duly given pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos, Fabio Colletti Barbosa, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa e Claudia Quintella Woods. Mr. Michel Dimitrios Doukeris was also present as a guest.

3.	Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.        Option Plan and Capital Increases. In accordance with the issuance flow of new shares to be delivered to the beneficiaries of the Company's stock option programs exercising their respective options, approved by the Board of Directors at a meeting held on March 25th, 2019, verify the following capital increases detailed in Exhibit I, within the authorized capital limit, as provided for in article 6 of the Company's bylaws and pursuant to article 166, item III, of Law 6,404/76, and to determine the Company's Board of Executive Officers to promote the registration of the capital increases with the Board of Trade, in compliance with the provisions of article 166, paragraph 1, of Law 6,404/76.

In view of the exercise of options between 05/12/2021 and 06/01/2021 (included), as detailed in Exhibit I, 284,552 new common shares were issued for the total price of issuance of R$ 3,581,054.80, with the capital stock increasing from R$ 57,973,874,024.26 to R$ 57,977,455,079.06. The capital stock is now divided into 15,739,527,854 registered common shares, with no par value.

The new issued shares shall participate under equal conditions with the other shares of all the benefits and advantages that may be declared as of the date hereof.

5.	Closure. With no further matters to be discussed, these Minutes hereof were drawn up and duly executed.

São Paulo, June 9th, 2021.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Nelson José Jamel	/s/ Fernando Mommensohn Tennenbaum
/s/ Lia Machado de Matos	/s/ Fabio Colletti Barbosa
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa
/s/ Claudia Quintella Woods	/s/ Letícia Rudge Barbosa Kina Secretary

Exhibit I

Date	Stock Option Program*	No. Issued Shares	Capital Increase (R$)	Capital Stock Before (R$)	Capital Stock After (R$)	No. Shares Before	No. Shares After
May 12, 2021	2011.2 (11/25/2011)	30,465	364,726.98	57,973,874,024.26	57,974,238,751.24	15,739,243,302	15,739,273,767
May 21, 2021	2011.2 (11/25/2011)	38,080	455,893,76	57,974,238,751.24	57,974,694,645.00	15,739,273,767	15,739,311,847
June 1, 2021	2014.2 (12/01/2014)	17,876	301,210.60	57,974,694,645.00	57,974,995,855.60	15,739,311,847	15,739,329,723
June 1, 2021	2011.2 (11/25/2011)	48,235	577,469.42	57,974,995,855.60	57,975,573,325.02	15,739,329,723	15,739,377,958
June 1, 2021	2011.2 (11/25/2011)	93,940	1,124,649.68	57,975,573,325.02	57,976,697,974.70	15,739,377,958	15,739,471,898
June 1, 2021	2014.2 (12/01/2014)	17,876	301,210.60	57,976,697,974.70	57,976,999,185.30	15,739,471,898	15,739,489,774
June 1, 2021	2011.2 (11/25/2011)	38,080	455,893.76	57,976,999,185.30	57,977,455,079.06	15,739,489,774	15,739,527,854
		284,552	3,581,054.80

* The Company's stock option program 2011.2 was granted by Companhia de Bebidas das Américas - AmBev on the date specified in the table above, and received by the Company under the “Migration Program” approved by the Board of Directors on July 31, 2013, under the Stock Option Plan approved at the Extraordinary General Meeting held on July 30, 2013 (“Stock Option Plan”). The program 2014.2 was approved by the Board of Directors on the date specified in the table above, also under the Stock Option Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer